

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2024

Joey Wat
Chief Executive Officer
Yum China Holdings, Inc.
101 East Park Boulevard, Suite 805
Plano, TX 75074

      Re: Yum China Holdings, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 1-37762

Dear Joey Wat:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services

cc: Ling Zhang, Corporate Secretary